Exhibit 99.1

Blueknight to be Acquired by its General Partner, Ergon

TULSA – April 22, 2022 - Blueknight Energy Partners, L.P. (“Blueknight” or the “Partnership”) (Nasdaq: BKEP and BKEPP) today announced that it has entered into a definitive agreement and plan of merger (“Merger Agreement”) pursuant to which an affiliate of Ergon, Inc. (“Ergon”) would acquire all of the outstanding common and preferred units of the Partnership not already owned by Ergon and its affiliates (the “Public Common Units” and “Public Preferred Units”). The agreement follows the offer made by Ergon in October 2021 to acquire the Public Common Units and Public Preferred Units.

The agreement provides for an all-cash transaction, whereby:

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each holder of the Public Common Units would receive $4.65 per common unit owned, representing a 51.5% premium to the market closing price prior to Ergon’s offer made on October 8, 2021 and a 40.5% premium to the trailing 30-day volume-weighted average price on April 21, 2022; and

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each holder of the Public Preferred Units would receive $8.75 per preferred unit owned, which is greater than the 52-week trading high for such units and represents a 5.3% premium to the market closing price prior to Ergon’s offer made on October 8, 2021 and a 3.6% premium to the trailing 30-day volume-weighted average price on April 21, 2022.

The Board of Directors of Blueknight Energy Partners G.P., L.L.C., the general partner of Blueknight (the “GP Board”), delegated to a conflicts committee of the GP Board (the “BKEP Conflicts Committee”), consisting solely of the Partnership’s three independent directors, the authority to review, evaluate and negotiate and approve the transaction on behalf of Blueknight and the holders of the Public Common Units. The BKEP Conflicts Committee, after evaluating the transaction with its independent legal and financial advisors, unanimously approved the transaction on behalf of the holders of the Public Common Units. Following the receipt of the recommendation of the BKEP Conflicts Committee, the GP Board approved the transaction.

The transaction is expected to close in mid-2022, subject to customary approvals. Ergon has committed to vote its units to approve the transaction.

Advisors

The BKEP Conflicts Committee engaged Gibson, Dunn & Crutcher LLP and Evercore as its legal and financial advisors. Ergon engaged Baker Botts L.L.P. and Jefferies LLC as its legal and financial advisors.

Forward-Looking Statements

This release includes forward-looking statements – that is, statements related to future, not past, events and circumstances which may relate to one or more of the closing, expected timing, and benefits of the proposed acquisition by Ergon to acquire all outstanding common and preferred units of Blueknight not already owned directly or indirectly by Ergon, the financial condition, results of operations and businesses of Blueknight and certain of the plans and objectives of Blueknight or Ergon with respect to these items. Statements included in this release that are not historical facts (including, without limitation, any statements about future financial and operating results, guidance, projected or forecasted financial results, objectives, project timing, expectations and intentions and other statements that are not historical facts) are forward-looking statements. Such forward-looking statements are subject to various risks and uncertainties. If any of these risks or uncertainties materializes, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. The Partnership undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Blueknight

Blueknight (Nasdaq: BKEP and BKEPP) is a publicly traded master limited partnership that owns the largest independent asphalt terminalling network in the country. Operations include 9.0 million barrels of liquid asphalt storage capacity across 54 terminals and 26 states throughout the U.S. Blueknight is focused on providing integrated terminalling solutions for tomorrow’s infrastructure and transportation end markets. More information is available at www.bkep.com.

About Ergon

Ergon is a privately held company formed in 1954 and is based in Jackson, Mississippi, with over 3,000 employees globally. Ergon and its subsidiaries are engaged in a wide range of operations that are categorized into six primary business segments: Refining & Marketing, Specialty Chemicals, Asphalt & Emulsions, Midstream & Logistics, Oil & Gas, and Construction & Real Estate. More information is available at www.ergon.com.

Additional Information and Where You Can Find It

In connection with the transaction referred to in this material, Blueknight expects to file with the Securities and Exchange Commission (“SEC”) and mail to Blueknight’s unitholders a proxy statement and other relevant documents, including a Schedule 13E-3. This material is not a substitute for the proxy statement or the Schedule 13E-3 or for any other document that Blueknight may file with the SEC and send to Blueknight’s unitholders in connection with the proposed transaction. INVESTORS AND UNITHOLDERS OF BLUEKNIGHT ARE URGED TO READ THE PROXY STATEMENT AND THE SCHEDULE 13E-3 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement (when available) and other documents filed with the SEC by Blueknight through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Blueknight will be available free of charge through Blueknight’s website at www.bkep.com in the “Investors” tab near the left of the page, or by contacting Blueknight’s Investor Relations Department at (918) 237-4032.

Participants in the Solicitation

Blueknight, Ergon and certain of their directors, executive officers and employees may be deemed participants in the solicitation of consents from Blueknight unitholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Blueknight in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the consent statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Blueknight and their ownership of Blueknight common and preferred units is set forth in Blueknight’s Form 10-K for the year ended December 31, 2021, as previously filed with the SEC on March 9, 2022. Free copies of these documents may be obtained as described in the paragraphs above.

Investor Relations Contact:

Matthew Lewis, Chief Financial Officer

(918) 237-4032

investor@bkep.com